CONSENT OF APPOINTED ACTUARY

     I hereby consent to the use in this Annual Report on Form 40-F of Manulife Financial Corporation for the year ended December 31, 2002 of my Appointed Actuary’s Report to the Shareholders and Directors dated February 4, 2003 (the “Report”), relating to the valuation of the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2002 and 2001 and their change in the Consolidated Statements of Operations for the years then ended.

     I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-12610, 333-13072, and 333-91102) of Manulife Financial Corporation of the Report.

/s/ “Geoffrey I. Guy”

Geoffrey I. Guy
Executive Vice President and Appointed Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada

Date: March 31, 2003